EXHIBIT 99.1

Brookfield Reinsurance Announces First Quarter Results and Declares Regular Quarterly Distribution

BROOKFIELD, NEWS, May 11, 2023 (GLOBE NEWSWIRE) -- Brookfield Reinsurance (NYSE, TSX: BNRE) today announced financial results for the quarter ended March 31, 2023.

Sachin Shah, CEO of Brookfield Reinsurance, stated, “Our results for the quarter were strong and reflect the significant growth of our business and investment portfolio redeployment activities over the past year. We continue to prioritize sourcing high value investment opportunities, whilst scaling the overall business. Our high levels of liquidity give us substantial flexibility in that regard.”

Unaudited As at and for the periods ended March 31 (US$ millions, except per share amounts)	Three Months Ended
	2023	2022
Total assets[1]	$44,951	$11,648
Adjusted equity[1,2]	4,721	1,576
Distributable operating earnings[2]	145	13
Net (loss) income[1]	(93)	156
Net income per class A share[3]	$0.07	$0.14
  As at January 1, 2023, Brookfield Reinsurance converted its accounting framework from IFRS to US GAAP. The conversion is applied retrospectively and prior period figures have been restated where applicable.
  See Non-GAAP and Performance Measures on page 6 and a reconciliation from net income and reconciliation from equity on page 5.
  Class A and Class B shares receive distributions at the same amount per share as the cash dividends paid on each Brookfield Class A Share. Following the spin-off of Brookfield’s Asset Management business in December 2022, combined, Brookfield Corporation’s quarterly distribution of $0.07 per share and Brookfield Asset Management’s quarterly dividend of $0.32 per share (equivalent to $0.08 per Class A share held prior to the special distribution), would equate to $0.15 per Class A share held prior to the special distribution; representing a 7% increase from the prior year distribution.

First Quarter Highlights

  Announced a definitive agreement to acquire Argo Group International Holdings, Ltd. (“Argo Group”) for approximately $1.1 billion, adding $4 billion of float and further diversifying our operations
  Increased gross asset returns to over 5%, through $2 billion of investment deployment in the quarter, at returns in excess of 8%
  Return on equity for the quarter on our spread lending business totaled 17%
  Originated over $600 million of annuity premiums within our direct insurance segment
  Added approximately $330 million of flow premiums to our reinsurance treaties, bringing total premiums reinsured to date under our reinsurance treaty with American Equity Life Insurance Company (“AEL”) to over $6 billion
  Closed over 20 pension risk transfer (“PRT”) transactions year to date, representing over $300 million of premiums, including $250 million of premiums within the US market, where we have been active since closing our first PRT transaction in December 2022

Operating Update

We recognized $145 million of Distributable operating earnings (“DOE”) for the three months ended March 31, 2023 compared to $13 million in the prior year period. The increase was driven by contributions from American National, which we acquired at the end of May 2022, as well as higher net investment income from reinsurance treaties closed in late 2021, which have made significant progress over the last twelve months in redeploying assets into higher yielding investment strategies sourced through Brookfield and Oaktree.

We recorded a net loss of $93 million (2022 - net income of $156 million) for the three months ended March 31, 2023, driven largely by unrealized mark-to-market impacts on investments and insurance reserves, partially offset by the contribution of DOE.

Today, we have approximately $2 billion of corporate liquidity, with an additional $20 billion of cash and liquid assets within our insurance portfolios. This liquidity puts us in a strong position to support the redeployment of our investment portfolios as well as fund future growth opportunities across our life, annuity and P&C business lines, while also providing sufficient liquidity coverage for stress liability scenarios in the event they arise.

Argo Group Update

On April 19, 2023 Argo announced that its shareholders had voted to approve our acquisition of Argo. The transaction remains subject to other customary closing conditions, including receipt of required regulatory approvals and is expected to close in the second half of 2023.

Regular Distribution Declaration

The Board declared a quarterly distribution of $0.07 per Class A and B share, payable on June 30, 2023 to shareholders of record as at the close of business on June 15, 2023. This distribution is identical in amount per share and has the same payment date as the quarterly distribution announced today by Brookfield Corporation (“Brookfield”) on its Class A limited voting shares (“Brookfield Class A Shares”).

Brookfield Corporation Operating Results

An investment in Class A Shares of our company is intended to be, as nearly as practicable, functionally and economically, equivalent to an investment in the Brookfield Class A Shares. A summary of Brookfield’s first quarter and last twelve months operating results is provided below:

Unaudited For the periods ended March 31 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2023	2022	2023	2022
Net income	$424	$2,960	$2,659	$11,572
Distributable earnings before realizations	945	947	4,312	3,674
Adjusted for the special distribution[1]	945	824	3,946	3,183
Per Brookfield share[1]	0.59	0.51	2.46	1.98
Distributable earnings	1,157	1,182	5,204	4,957
Per Brookfield share	0.72	0.73	3.25	3.09
  Distributable earnings before realizations, including per share amounts, for the three months ended March 31, 2022 and the twelve months ended March 31, 2023 and 2022 were adjusted for the special distribution of 25% of Brookfield’s asset management business on December 9, 2022.

Brookfield Corporation net income above is presented under IFRS. Given the economic equivalence, we expect that the market price of the Class A Shares of our company will be impacted significantly by the market price of the Brookfield Class A Shares and the business performance of Brookfield as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review Brookfield’s letter to shareholders, supplemental information and its other continuous disclosure filings. Investors, analysts and other interested parties can access Brookfield’s disclosure on Brookfield’s website under the Reports & Filings section at bn.brookfield.com.

CONSOLIDATED BALANCE SHEETS

Unaudited		March 31		December 31
(US$ millions)		2023		2022[1]
Assets
Cash and cash equivalents		$2,354		$2,145
Investments		31,087		30,307
Reinsurance funds withheld		6,004		5,806
Accrued investment income		352		341
Reinsurance recoverables		615		619
Premiums due and other receivables		476		436
Deferred policy acquisition costs		1,703		1,505
Deferred tax asset		433		470
Other assets		829		710
Separate account assets		1,098		1,045
Total assets		44,951		43,384

Liabilities and equity
Future policy benefits		8,349		7,900
Policyholders' account balances		20,784		20,141
Policy and contract claims		1,825		1,786
Deposit liabilities		1,643		1,657
Market risk benefit		119		124
Unearned premium reserve		1,119		1,086
Due to related parties		247		241
Other policyholder funds		323		322
Notes payable		184		151
Corporate borrowings		2,049		2,160
Subsidiary borrowings		1,493		1,492
Liabilities issued to reinsurance entities		166		151
Other liabilities		1,117		836
Separate account liabilities		1,098		1,045

Junior preferred shares		2,607		2,580
Non-controlling interest	9		8
Class A exchangeable and Class B	460		432
Class C	1,359	1,828	1,272	1,712
Total liabilities and equity		$44,951		$43,384
  December 31, 2022 reflects adjustments related to the adoption of accounting for US GAAP and Long Duration Targeted Improvements issued by the FASB, effective January 1, 2023 and applied retrospectively.

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended March 31 (US$ millions, except per share amounts)	Three Months Ended
	2023	2022[1]
Net premiums and other policy revenue	$897	$109
Net investment income, including funds withheld	451	71
Net investment gains and losses, including funds withheld	(145)	98
Total revenues	1,203	278

Benefits and claims paid on insurance contracts	(742)	(105)
Interest sensitive contract benefits	(241)	(18)
Commissions for acquiring services and policies, net of changes in DAC	(68)	20
Other reinsurance expenses	(14)	(4)
Changes in fair value of market risk benefit	(6)	12
Operating expenses	(176)	(17)
Interest expense	(60)	(5)
Total benefits and expenses	(1,307)	(117)
Net (loss) income before income taxes	(104)	161
Income tax recovery (expense)	11	(5)
Net (loss) income for the period	$(93)	$156

Attributable to:
Class A exchangeable & class B shareholders[2]	1	2
Class C shareholder	(99)	154
Non-controlling interest	5	—
	$(93)	$156

Net income per class A share	$0.07	$0.14
  Three months ended 2022 reflects adjustments related to the adoption of accounting for US GAAP and Long Duration Targeted Improvements issued by the FASB, effective January 1, 2023 and applied retrospectively
  Class A shares receive distributions at the same amount per share as the cash dividends paid on each Brookfield Class A Share.

SUMMARIZED FINANCIAL RESULTS

RECONCILIATION OF NET INCOME TO DISTRIBUTABLE OPERATING EARNINGS

Unaudited For the periods ended March 31 US$ millions	Three Months Ended
	2023	2022
Net (loss) income	$(93)	$156
Net investment gains and losses, including funds withheld	145	(98)
Mark-to-market on insurance contracts and other net assets	97	(56)
	149	2
Deferred income tax expense	(13)	4
Transaction costs	4	4
Equity accounted (income) loss	—	3
Depreciation	5	—
Distributable operating earnings[1]	$145	$13

RECONCILIATION OF EQUITY TO ADJUSTED EQUITY

Unaudited As at March 31 US$ millions	2023	2022
Equity	$1,828	$1,446
Add:
Accumulated other comprehensive loss (income)	286	130
Junior preferred shares	2,607	—
Adjusted Equity[1]	$4,721	$1,576
  Non-GAAP measure - see Non-GAAP and Performance Measures on page 6.

Additional Information

Brookfield Reinsurance was established on December 10, 2020 by Brookfield and on June 28, 2021 Brookfield completed the spin-off of the company, which was effected by way of a special dividend, to holders of Brookfield's Class A and B Shares. On January 1, 2023, Brookfield Reinsurance converted its accounting framework from International Financial Reporting Standards (“IFRS”) to generally accepted accounting principals in the United States of America (“US GAAP” or “GAAP”). The company’s conversion to US GAAP services to provide more comparable financial information to the other insurance companies in the markets it operates in, as well as more useful financial information and to its counterparties, investors and other stakeholders. The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter ended March 31, 2023, which have been prepared using US GAAP.

Brookfield Reinsurance’s Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our distributions can be found on our website under Stock & Distributions/Distribution History.

Brookfield Reinsurance Ltd. (NYSE, TSX: BNRE) operates a leading capital solutions business providing insurance and reinsurance services to individuals and institutions. Each class A exchangeable limited voting share of Brookfield Reinsurance is exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Corporation. (NYSE/TSX: BN). For more information, please visit our website at bnre.brookfield.com or contact:

Communications & Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Rachel Powell Tel: (416) 956-5141 Email: rachel.powell@brookfield.com

Non-GAAP and Performance Measures

This news release and accompanying financial statements are based on US GAAP, as issued by the FASB, unless otherwise noted.

We make reference to Distributable operating earnings. We define distributable operating earnings as net income excluding the impact of depreciation and amortization, deferred income taxes, and breakage and transaction costs, as well as certain investment and insurance reserve gains and losses, including gains and losses related to asset and liability matching strategies and change in market risk benefits, and is inclusive of returns on equity invested in certain variable interest entities and our share of adjusted earnings from our investments in certain associates. Distributable operating earnings is a measure of operating performance. We use distributable operating earnings to assess our operating results. We also make reference to Adjusted Equity. Adjusted Equity represents the total economic equity of our Company through its Class A, B, and C shares, excluding accumulated other comprehensive income, and the Junior Preferred Shares issued by our Company. We use Adjusted Equity to assess our return on our equity.

We provide additional information on key terms and non-GAAP measures in our filings available at bnre.brookfield.com.

Notice to Readers

Brookfield Reinsurance is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Reinsurance and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods. Particularly, statements regarding future capital markets initiatives, including statements relating to the redeployment of capital into higher yielding investments and Brookfield Reinsurance’s balance sheet initiatives constitute forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, the forward-looking statements contained in this news release include statements referring to the future state of the economy or the securities market and expected future deployment of capital and financial earnings. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Reinsurance to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business including as a result of COVID-19 and the related global economic shutdown; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including our real estate, renewable power, infrastructure, private equity, and other alternatives, including credits; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, Brookfield Reinsurance undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield Reinsurance believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield Reinsurance does not make any representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.